February 7, 2019

Mark Adams
Chief Executive Officer
Jacksam Corp
30291 Avenida de Las Banderas, Suite B
Rancho Santa Margarita, CA 92688

       Re: Jacksam Corp
           Registration Statement on Form S-1
           Amended on January 15, 2019
           File no. 333-228422

Dear Mr. Adams:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2018, letter.

Registration Statement on Form S-1/A, filed on January 15, 2019

Summary Compensation Table, page 44

1.     Please update your disclosures as of December 31, 2018.
Plan of Distribution, page 50

2. We note your response to prior Comment 12. Please revise to clarify how the determinations of daily volume and sales price will be made. Also, please add clarifying disclosure within this section of your prospectus similar to that found in the second paragraph of your response, addressing the company's ability to waive volume and price limits.
 Mark Adams
Jacksam Corp
February 7, 2019
Page 2
Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-22

3. We note your response to prior comment 15 and your disclosures here, and on page 24, regarding the adoption of ASC 606. Please tell us how you considered the disclosure guidance set forth in ASC 606-10-50 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgments applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.).
Note 7: Accrued Liabilities -- Other, page F-29

4. We note your response to prior comment 16. Please revise your disclosures to better explain the facts and circumstances relating to the "Hua Hui" and "Redrock" liabilities, including that currently there appears to be no written agreements in place governing the terms of the loans, why current management determined the liabilities could not be extinguish in accordance with ASC 405-20-40, and whether or not, and why, you are accruing interest in accordance with the prior disclosed terms of the loans.
        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376, or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



                                                            Sincerely,
FirstName LastNameMark Adams
                                                            Division of
Corporation Finance
Comapany NameJacksam Corp
                                                            Office of
Telecommunications
February 7, 2019 Page 2
cc:       Bryan Clark
FirstName LastName